EXHIBIT 99.70

High Tide Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (“High Tide” or the “Company”)
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

August 20, 2020.

Item 3: News Release

A news release was disseminated on August 21, 2020 and filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

The Company (CSE: HITI) (OTCQB: HITIF) (Frankfurt: 2LY) and Meta Growth Corp. (TSXV: META) (“Meta Growth” or “META”) are pleased to announce that they have entered into a definitive arrangement agreement dated August 20, 2020 (the “Arrangement Agreement”), pursuant to which the Company will acquire all of the issued and outstanding shares (“META Shares”) of META (the “Transaction”).

Item 5.1: Full Description of Material Change

The Transaction will be affected by way of a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the Arrangement Agreement, the Company will acquire all of the issued and outstanding META Shares, with each shareholder of META (the “META Shareholders”) receiving 0.824 of a common share of the Company (“High Tide Shares”) for each META Share, which implies a price per META Share of $0.133 based on the 10-day volume-weighted average price of the META Shares on the TSX Venture Exchange (“TSXV”) and High Tide Shares on the Canadian Securities Exchange (“CSE”) as of August 20, 2020. After giving effect to the Transaction, META Shareholders will hold approximately 45.625% ownership in the pro forma entity (on a pro forma fully-diluted in-the-money and as converted basis).

Upon completion of the Transaction, two (2) independent directors of META will be appointed to serve on the board of directors of the Company and will replace two (2) directors of the Company.

Raj Grover, CEO of the Company and his team will lead the combined entity going forward. Mark Goliger, CEO and Mike Cosic, CFO of META will ensure that there is an orderly transition.

Following the Transaction, the Company intends to apply to list the High Tide Shares on the TSXV, and META and the Company intend to apply to delist the META Shares and the High Tide Shares from, respectively, the TSXV and the CSE.

The Transaction has been unanimously approved by the board of directors of each of META and the Company. Certain META directors, officers and other significant shareholders representing 14.1% of the outstanding META Shares have entered into voting and support agreements to vote in favour of the Transaction.

The Transaction is an arm’s length transaction pursuant to applicable regulatory policies.

The Arrangement Agreement contains customary representations, warranties and covenants for transactions of this type, including a termination fee and reverse termination fee of $2 million in the event that the Transaction is terminated as a result of a breach of the non-solicitation covenants and $1 million in the event of breach of representations and warranties. The Arrangement Agreement also provides for a non-solicitation covenant and a provision for the right for each party to match any superior proposal for a period of five business days.

It is expected that holders of META’s options and warrants will receive, upon exercise, the same consideration they would have received as if they were shareholders of the Company at the closing of the Transaction.

The Transaction is subject to, among other things, the approval of META Shareholders at a special meeting (the “Special Meeting”) expected to be convened by META, receipt of required regulatory and court approvals, High Tide Shares listing on the TSXV and other customary conditions of closing. Approval of the Company’s shareholders is not required. Additional details of the Transaction will be provided to META Shareholders in an information circular to be mailed in connection with the Special Meeting. It is currently anticipated that, subject to receipt of all regulatory, court, shareholder and other approvals, the Transaction will be completed in the fourth quarter of 2020.

The board of directors of the META unanimously recommends that META Shareholders vote in favour of the resolution to approve the Transaction at the Special Meeting and has determined that the consideration offered to the holders of META Shares is fair, from a financial point of view, to the META Shareholders. The board of directors of META has obtained a fairness opinion from Echelon Wealth Partners Inc. that states that the consideration to be received by holders of META Shares pursuant to the plan of arrangement is fair, from a financial point of view, to the holders of META Shares.

ATB Capital Markets Inc. is acting as financial advisor and Garfinkle Biderman LLP is acting as legal counsel to the Company.

Echelon Wealth Partners Inc. is acting as financial advisor and Borden Ladner Gervais LLP is acting as legal counsel to META. Echelon Wealth Partners Inc. provided a fairness opinion to the board of directors of META.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover, President, Chief Executive Officer & Director

Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

This report is dated as of the 28th day of August, 2020.

Forward-Looking Statements and Information and Cautionary Statements

Certain information in this material change report constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this material change report that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this material change report include, but are not limited to, statements with respect to accretive earnings, anticipated revenue, operational and annual cost synergies of approximately $8 million to $9 million expected within 12 months of closing of the Transaction associated with the acquisition of META, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and growth plans, including the future combined company doubling its current footprint to approximately 115 retail locations by the end of 2021 with a focus on Ontario, costs and opportunities, the effect of the Transaction on the combined company and its strategy going forward, receipt of regulatory approvals, the completion of any capital project or expansions, the expectations with respect to future production costs, the anticipated timing for the Special Meeting of the META Shareholders and closing of the Transaction, the consideration to be received by shareholders, which may fluctuate in value due to the Company’s common shares forming the consideration, the satisfaction of closing conditions including, without limitation (i) required META Shareholder approval; (ii) necessary court approval in connection with the plan of arrangement, (iii) the Company obtaining the necessary approvals from the CSE for the delisting of securities, and the necessary approvals from the TSXV for the listing of securities in connection with the Transaction; (iv) META obtaining the necessary approvals from META Shareholders and the TSXV for the delisting of the META Shares; and (v) other closing conditions, including, without limitation, obtaining certain consents, the operation and performance of META and the Company’s businesses in the ordinary course until closing of the Transaction and compliance by META and the Company with various covenants contained in the Arrangement Agreement. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding META and the Company, including expected growth, results of operations, performance, industry trends, the provinces of Canada in which the combined company will operate removing or increasing caps on the number of private retail store locations to permit the combined company’s retail store growth plan to open approximately 115 retail locations by the end of 2021 with a focus on Ontario, and growth opportunities. While META and the Company consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of META and the Company to implement their business strategies; competition; crop failure/conditions; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof, and thus are subject to change thereafter. META and the Company disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in META’s and the Company’s public filings and reports that will be filed in respect of this Transaction which are and will be available on SEDAR.

3